August 15, 2016

RE: Get cash now from your Healthcare Trust investment.

Dear Investor,

Good news!  Now you can sell your Healthcare Trust, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $14 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Healthcare Trust to decide if or when you get your money back. But this offer expires on September 29, 2016, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. Healthcare Trust announced that it will no longer pursue a listing of its Shares.  AFT has an infinite life, and it has not said when or if it might liquidate or list.  Sell today and ensure you get your money out from this security.

•
Share Repurchase Plan is limited.  While AFT has adopted a new, limited Share Repurchase Plan, it did not repurchase all shares that requested repurchase in the most recent 6-month period.  It won't make further repurchases until December 31, 2016, if at all.  The funds for the new program will come from the Dividend Reinvestment Program, which is not yet effective, so any future repurchases are uncertain.

•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. We do not charge any fees or commissions.

If you act today, we will mail your check within 3 business days after Healthcare Trust confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires September 29, 2016 (unless extended). So don't delay. Fill out and mail in the Healthcare Trust Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 500,000 Shares at a price of $14 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/Healthcare Trust.pdf.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $22.27 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON September 29, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.